UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

IRON MOUNTAIN INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	23-2588479
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

745 Atlantic Avenue Boston, Massachusetts
(617) 535-4766	02111
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: [N/A]

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.   Description of Registrant’s Securities to be Registered.

On December 9, 2013, the board of directors (the “Board of Directors”) of Iron Mountain Incorporated, a Delaware corporation (the “Company”), approved, and the Company entered into, a REIT Status Protection Rights Agreement (as it may be supplemented or amended from time to time, the “Rights Agreement”), between the Company and Computershare Inc., as rights agent (the “Rights Agent”). The Rights Agreement provides for a dividend of one preferred stock purchase right (a “Right”) for each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) outstanding on December 20, 2013 (the “Record Date”).  Each Right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), for a purchase price of $114.00 (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement. The description and terms of the Rights are set forth in the Rights Agreement.

Effectiveness.  The Rights Agreement became effective on December 9, 2013 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock that become outstanding after the Record Date and, subject to the next sentence, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights may be distributed with respect to shares of Common Stock that become outstanding after the Distribution Date only in certain limited circumstances as described in the Rights Agreement (such as the issuance of Common Stock pursuant to stock options, employee compensation or benefit plans or convertible securities).

Term.  The Rights will expire at or prior to the date (the “Expiration Date”) that is the earliest of (1) the close of business on December 9, 2014, (2) the time at which the Rights are redeemed as provided in the Rights Agreement, (3) the time at which the Rights are exchanged as provided in the Rights Agreement, (4) the close of business on the date of a meeting of stockholders of the Company at which the Company sought the approval of the Rights by the stockholders if the stockholders do not approve the Rights at such meeting or (5) the date on which the Board, in its sole discretion, determines that (A) the Company’s potential status as a real estate investment trust (“REIT”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”)  is no longer desirable or achievable under the Code or (B) the Rights are no longer advisable to protect the Company’s potential status as a REIT under the Code (its “REIT Status”).

Exercisability.  Initially, the Rights will not be exercisable. The Rights will become exercisable upon the date (the “Distribution Date”) that is the tenth (10th) business day after the first date of public announcement by the Company that a person or group is or has become the beneficial owner (as defined in the Rights Agreement) of 9.8% or more of the outstanding Common Stock (any such person or group, an “Acquiring Person”).

In the event that the Company publicly announces that a person or group has become an Acquiring Person (the date of such announcement, the “Stock Acquisition Date”), each holder of a Right, other than such Acquiring Person (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise of each Right (including payment of the Purchase Price) that number of shares of Common Stock having a market value of two times the then current Purchase Price.

The Rights, if exercised or Exchanged, will cause substantial dilution to a person or group that acquires 9.8% or more of the Common Stock, as calculated in accordance with the Rights Agreement, on terms not approved by the Board.

Existing Holders.  Any person or group that beneficially owned (as defined in the Rights Agreement) 9.8% or more of the outstanding Common Stock as of December 9, 2013 (an “Existing Holder”) will not be deemed an Acquiring Person unless and until such Existing Holder becomes the beneficial owner of additional shares of Common Stock representing greater than 1.0% of the shares of Common Stock then outstanding, subject to certain limitations as set forth in the Rights Agreement. If at any time an Existing Holder beneficially owns (as defined in the Rights Agreement) less than 9.8% of the outstanding shares of Common Stock, it will cease to be an Existing Holder under the Rights Agreement.

Exempt Persons.  Any person or group that would otherwise be an Acquiring Person can be exempted from becoming an Acquiring Person if the Board determines in its sole discretion that such person’s or group’s ownership does not adversely impact, jeopardize or endanger the availability to the Company of its potential REIT Status (such exempted person, an “Exempt Person”). Before granting an exemption, the Board may require that a person or group comply with certain procedures set forth in the Rights Agreement. An Exempt Person may cease being such, and instead be considered an Acquiring Person, if the Board subsequently makes a contrary determination with respect to the effect of such Exempt Person’s ownership of Common Stock upon the Company’s potential REIT Status.  Pursuant to the Rights Agreement, the Company, its subsidiaries, any directors or officers thereof, and certain other persons are exempt from being an Acquiring Person.

Rights Certificates and Detachability.  Prior to the Distribution Date, the Rights will be evidenced by the certificates for shares of Common Stock, will be transferable only with the related Common Stock (or, in the case of uncertificated Common Stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related Common Stock. After the Distribution Date, the Rights will “detach” from the Common Stock, will be evidenced by one or more certificates and will be separately transferable.

Terms of Preferred Stock.  The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each 1/1,000th of a share of Preferred Stock is the economic and voting equivalent of one whole share of Common Stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Dilution Adjustments. The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board in the event of certain changes in the Common Stock or Preferred Stock as set forth in the Rights Agreement, whether by reason of stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock, Preferred Stock or otherwise; provided, however, that no such adjustment shall be made in connection with an “earnings and profits” distribution in connection with the Company’s planned conversion to a REIT if such distribution is in the form of cash and Common Stock and stockholders have the right to elect cash or Common Stock, whether or not the election rights are unlimited or instead subject to proration in case a particular form of payment is oversubscribed.

Exchange.  At any time after the Stock Acquisition Date but prior to the acquisition by such Acquiring Person of beneficial ownership of 50% or more of the voting power of the shares of Common Stock then outstanding, the Board may exchange (an “Exchange”) the Rights (other than Rights owned by such Acquiring Person, which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other stock) equivalent in value thereto, per Right (subject to adjustment for stock splits, stock dividends and similar transactions).

Redemption.  At any time prior to the Stock Acquisition Date, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment. For so long as the Rights are redeemable, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, except with respect to the Redemption Price.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than the Acquiring Person).

No Rights as Stockholder.  Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Amended Certificate of Designations of Series A Junior Participating Preferred Stock and the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Amended Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Shares, are included as Exhibit 4.1 and 4.2, respectively, hereto and are incorporated herein by reference. For a full description of the terms of the Rights, investors are encouraged to carefully review the Rights Agreement and its Exhibits.

Item 2.   Exhibits.

4.1

Amended Certificate of Designations for Iron Mountain Incorporated Series A Junior Participating Preferred Stock, dated as of December 9, 2013 (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on December 9, 2013).*

4.2

REIT Status Protection Rights Agreement, dated as of December 9, 2013, by and between Iron Mountain Incorporated and Computershare Inc., (which includes the form of Amended Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C) (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on December 9, 2013).*

* Incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 9, 2013

Iron Mountain Incorporated

By:	/s/ Ernest W. Cloutier
Name: Ernest W. Cloutier
Title: Executive Vice President and General Counsel